EXHIBIT 99.2

BETTERLIFE PHARMA INC.

(formerly Pivot Pharmaceuticals Inc.)

Condensed Consolidated Interim Financial Statements

Three and nine months ended October 31, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited)

1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

2

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Consolidated Statements of Financial Position (unaudited)

(Expressed in Canadian dollars)

	October 31, 2019 $	January 31, 2019 $	February 1, 2018 $
		(Note 24)	(Note 24)
Assets

Current assets

Cash	5,750,974	74,800	79,304
Amounts receivable	32,407	44,489	5,122
Loan receivable (Note 5)	224,686	–	–
Prepaids and other current assets	1,109,677	122,585	99,051
Prepaid inventory (Note 6)	480,480	–	–

Total current assets	7,598,224	241,874	183,477

Equipment, net (Note 7)	–	4,162	–
Intangible asset, net (Note 8)	7,627,689	8,349,822	288,349
Right-of-use asset (Note 9)	810,384	1,122,175	–

Total assets	16,036,297	9,718,033	471,826

Liabilities and Shareholders’ Equity

Current liabilities

Accounts payable and accrued liabilities	300,965	637,299	267,892
Due to related parties (Note 17)	10,368	330,483	12,421
Convertible debenture, net (Note 10)	–	3,476,690	–
Promissory note (Note 11)	–	–	247,305
Acquisition obligation (Note 4(b))	–	432,923	–
Deferred revenue	–	157,728	–
Lease liability (Note 9)	129,147	304,304	–
Provision (Note 19)	263,200	–	–

Total current liabilities	703,680	5,339,427	527,618

Lease liability (Note 9)	776,752	878,993	–

Total liabilities	1,480,432	6,218,420	527,618

Shareholders’ Equity

Common shares (Note 12)	40,290,210	21,395,999	10,047,733
Common shares issuable	–	10,000	–
Reserves	18,111,298	17,038,202	15,713,439
Accumulated other comprehensive income	140,536	123,089	–
Accumulated deficit	(43,986,179)	(35,067,677)	(25,816,964)

Total shareholders’ equity	14,555,865	3,499,613	(55,792)

Total liabilities and shareholders’ equity	16,036,297	9,718,033	471,826

Approved on behalf of the Board of Directors

“ Krisztian Toth”	Director

“Joseph Borovsky”	Director

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

3

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Consolidated Statements of Comprehensive Loss (unaudited)

(Expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	October 31, 2019 $	October 31, 2018 $	October 31, 2019 $	October 31, 2018 $
		(Note 24)		(Note 24)
Revenue	–	–	–	–

Expenses

Depreciation and amortization (Notes 7 and 8)	247,568	243,785	736,951	652,707
Due diligence costs	–	68,100	–	234,362
Finders fee expense	–	–	100,000	–
Foreign exchange loss	7,833	39,881	49,930	83,848
General and administrative	722,258	554,923	3,934,838	2,073,262
Lease expense (Note 9)	104,541	103,533	314,098	137,974
Lease liability expense (Note 9)	42,115	53,291	135,209	71,916
Licensing fees	(39,837)	30,000	40,029	30,000
Professional fees	390,221	278,634	821,658	605,731
Research and development	–	84,905	59,487	306,851
Sales and marketing	–	431	–	9,459
Wages and salaries	834,945	407,859	2,037,202	1,057,970
Write-off (Notes 7 and 9)	24,454	–	28,355	–

Total expenses	2,334,098	1,865,342	8,257,757	5,264,080

Loss from operations	(2,334,098)	(1,865,342)	(8,257,757)	(5,264,080)

Other (expenses) income

Amortization of discount on convertible debentures	–	(321,479)	(294,000)	(827,728)
Gain on repayment of promissory note	–	–	–	8,890
Interest expense	(480)	–	(134,778)	(4,126)
Interest income	4,591	3,783	4,591	3,783
Loss on extinguishment of convertible debentures (Note 10)	–	(1,240,773)	–	(1,240,773)
Other (Note 19)	(263,200)	(117)	(236,558)	(34,899)
Write-off of deposit (Note 15)	–	(250,000)	–	(250,000)

Total other income (expenses)	(259,089)	(1,808,586)	(660,745)	(2,344,853)

Net loss	(2,593,187)	(3,673,928)	(8,918,502)	(7,608,933)

Other comprehensive gain
Foreign currency translation adjustment	4,891	61,184	17,447	114,482

Net comprehensive loss	(2,588,296)	(3,612,744)	(8,901,055)	(7,494,451)

Net loss per share, basic and diluted	(0.02)	(0.04)	(0.06)	(0.09)

Weighted average shares outstanding – basic and diluted	171,140,260	89,623,532	143,282,106	88,079,787

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

4

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Consolidated Statements of Shareholders’ Equity (unaudited)

(Expressed in Canadian dollars)

	Common Shares		Common Shares		Foreign Currency Translation
	Shares #	Amount $	Issuable $	Reserves $	Adjustment $	Deficit $	Total $
Balance – January 31, 2018	82,373,559	10,047,733	–	15,713,439	–	(25,816,964)	(55,792)
Common shares issued for services (Notes 12(i) and 12(j))	876,426	548,435	–	–	–	–	548,435
Common shares issued for settlement of convertible debenture (Notes 10 and 12(k))	3,750,000	1,668,226	–	932,631	–	–	2,600,857
Common shares issued for asset acquisition (Notes 4(b) and 12(g))	5,000,000	6,650,000	–	–	–	–	6,650,000
Common shares issued for asset acquisition (Notes 4(a) 12(h))	500,000	830,000	–	–	–	–	830,000
Common shares and warrants issued for cash (Note 12(l))	3,328,250	1,263,316	–	–	–	–	1,263,316
Warrants issued for finder’s fee	–	–	–	174,813	–	–	174,813
Beneficial conversion feature	–	–	–	185,753			185,753
Share-based payments	–	–	–	75,164	–	–	75,164
Net loss	–	–	–	–	114,482	(7,608,933)	(7,494,451)

Balance – October 31, 2018	95,828,235	21,007,710	–	17,081,800	114,482	(33,425,897)	4,778,095

Balance – January 31, 2019	96,899,678	21,395,999	10,000	17,038,202	123,089	(35,067,677)	3,499,613
Common shares issued for services (Notes 12(a), 12(c) and 12(e))	4,771,229	2,004,129	(10,000)	–	–	–	1,994,129
Common shares issued for settlement of accounts payable and accrued liabilities (Note 12(b))	1,690,323	338,065	–	–	–	–	338,065
Common shares issued for conversion of debentures (Notes 10 and 12(f))	595,238	261,821	–	(11,821)	–	–	250,000
Common shares and warrants issued for cash (Notes 12(d) and 12(e))	66,950,000	16,390,000	–	–	–	–	16,390,000
Common shares and warrants issued and cash paid for finder’s fee (Note 12(d))	508,000	(99,804)	–	19,804	–	–	(80,000)
Share-based payments	–	–	–	1,065,113	–	–	1,065,113
Net loss	–	–	–	–	17,447	(8,918,502)	(8,901,055)

Balance – October 31, 2019	171,414,468	40,290,210	–	18,111,298	140,536	(43,986,179)	14,555,865

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

5

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Consolidated Statements of Cash Flows (unaudited)

(Expressed in Canadian dollars)

	Nine Months Ended
	October 31, 2019 $	October 31, 2018 $
		(Note 24)
Operating activities

Net loss	(8,918,502)	(7,608,933)
Adjustments to reconcile net loss to net cash used in operating activities:
Common shares issued for services	1,974,129	548,435
Depreciation and amortization	736,951	652,707
Foreign exchange loss	(2,016)	(31,107)
Gain on repayment of promissory note	–	(8,890)
Interest accretion	294,000	509,813
Lease expense	314,098	137,974
Loss on extinguishment of convertible debentures	–	1,240,773
Share-based payments	1,065,113	75,164
Write-off of equipment	3,901	–
Changes in operating assets and liabilities:
Prepaids and other current assets	(979,511)	(82,425)
Prepaid inventory	(480,480)	(8,794)
Accounts payable and accrued liabilities	(252,935)	170,571
Due to related parties	(321,073)	(8,145)
Deferred revenue	(159,348)	155,300
Provision	263,200	–

Net cash used in operating activities	(6,462,473)	(4,257,557)

Investing activities
Cash acquired through acquisition	–	2,779
Purchase of intangible assets	(432,923)	(847,161)
Loans receivable	(219,855)	–

Net cash used in financing activities	(652,778)	(844,382)

Financing activities
(Repayment of) / proceeds from convertible debenture, net	(3,250,000)	4,559,206
Payment for debt modification	(250,000)	–
Proceeds from issuance of common shares and warrants, net	16,310,000	1,263,315
Repayment of promissory note	(24,000)	(247,305)
Repayment of loan payable	–	(20,540)

Net cash provided by financing activities	12,786,000	5,554,606

Effects of exchange rate changes on cash	5,425	2,778

Net change in cash	5,676,174	455,445

Cash – beginning of period	74,800	79,304

Cash – end of period	5,750,974	534,749

Supplemental cash flow disclosures (Note 16)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

6

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

1.	Nature of Operations and Continuance of Business

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002. On December 5, 2019, the Company changed its name from Pivot Pharmaceuticals Inc. to BetterLife Pharma Inc. The Company is a science-based medical wellness company in the business of developing and commercializing preventive and self-care solutions.

These condensed consolidated interim financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at October 31, 2019, the Company has not earned any revenue and has an accumulated deficit of $43,986,179. The continued operations of the Company are dependent on its ability to generate future cash flows through additional financing or commercialization. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. If the Company is unable to obtain sufficient funding, the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles of a going concern will be in doubt. These condensed consolidated interim financial statements do not include any adjustments to the recorded assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

The head office and principal address of the Company is located at 295 Kesmark, Dollard-des-Ormeaux, Quebec, Canada, H9B 3J1.

2.	Significant Accounting Policies

	(a)	Basis of Compliance

The Company prepared these condensed consolidated interim financial statements in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee (“IFRIC”). They do not include all of the information required for full annual financial statements in compliance with IAS 1, “Presentation of Financial Statements”.

The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under United States Generally Accepted Accounting Principles (“U.S. GAAP”). The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening IFRS statement of financial position as at February 1, 2018 for the purposes of the transition to IFRS, as required by IFRS 1 “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”). The impact of the transition from U.S. GAAP to IFRS is explained in Note 24.

These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue on December 24, 2019.

7

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for cash and financial instruments classified as fair value through profit or loss that have been measured at fair value, and are presented in Canadian dollars.

	(c)	Basis of Consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The consolidating entities include:

	% of ownership	Jurisdiction
BetterLife Pharma Inc. (formerly Pivot Pharmaceuticals Inc.)	Parent	Canada
Pivot Pharmaceuticals Manufacturing Corp.	100%	Canada
Pivot Green Stream Health Solutions Inc.	100%	Canada
Pivot Pharmaceuticals US Inc.	100%	U.S.A.
Pivot Naturals, LLC	100%	U.S.A.
Thrudermic, LLC	100%	U.S.A.
Pivot Europe Pharmaceuticals AG	100%	Lichtenstein

(d)	Use of Estimates and Judgments

The preparation of these condensed consolidated interim financial statements required management to make estimates and judgments and form assumptions that affect the reported amounts and other disclosures in these condensed consolidated interim financial statements. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these condensed consolidated interim financial statements include, among others, the fair values of share-based payments, warrants issued with share units and debentures for the purpose of evaluating modification versus extinguishments, and the valuations of long-lived assets and deferred tax assets.

8

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the expected economic lives of and the estimated future operating results and net cash flows from long-lived assets and the determination of whether an acquisition is a business combination or an asset acquisition.

	(e)	Investments in Joint Arrangements

These condensed consolidated interim financial statements incorporate the Company’s share of the results of its joint venture, Pivot-Cartagena Joint Venture Inc. using the equity method of accounting (Note 18). Investments in joint ventures are recognized initially at cost and adjusted thereafter to include the Company’s share of income or loss and comprehensive income on an after-tax basis. Dividends or distributions received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investments.

Investments are reviewed for impairment at each reporting period by comparing recoverable amount to carrying amount when there is an indication of impairment.

	(f)	Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc. (formerly Pivot Pharmaceuticals Inc.), and the wholly-owned subsidiaries, Pivot Pharmaceuticals Manufacturing Corp. and Pivot Green Stream Health Solutions Inc., is the Canadian dollar. The functional currency of the wholly-owned U.S. subsidiaries, Pivot Pharmaceuticals US Inc., Pivot Naturals, LLC and Thrudermic, LLC, is the U.S. dollar. The functional currency of the wholly-owned European subsidiary, Pivot Europe Pharmaceuticals AG, is Swiss Francs.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date. The resulting exchange gains and losses are recognized in profit or loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date. The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period. All resulting exchange differences are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders’ equity, described as foreign currency translation adjustment.

9

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(g)	Financial Instruments

Financial instruments - classification and measurement

Financial Assets
The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

• Amortized cost
Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method. The Company’s cash, amounts receivable and loan receivable are classified in this category.

• Fair value through other comprehensive income (“FVTOCI”)
Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

• Fair value through profit or loss (“FVTPL”)
Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI.

Financial Liabilities

All financial liabilities are initially recognized at fair value plus or minus transactions costs that are directly attributable to issuing the financial liability. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL. The Company’s accounts payable and accrued liabilities, due to related parties, convertible debentures and promissory notes are measured at amortized cost.

Financial instruments - impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the condensed consolidated interim statements of income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

10

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

		a.	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

		b.	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

		c.	Level 3 – inputs for the asset or liability are not based on observable market data.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At October 31, 2019, January 31, 2019 and February 1, 2018, cash was measured and recognized in the condensed consolidated interim statement of financial position using Level 1 inputs in the fair value hierarchy. At October 31, 2019, January 31, 2019 and February 1, 2018, there were no financial assets or liabilities measured and recognized in the condensed consolidated interim statement of financial position at fair value that would have been categorized as Level 3 in the fair value hierarchy above.

	(h)	Cash and Cash Equivalents

Cash in the condensed consolidated interim statement of financial position is comprised of cash and short-term deposits which have an original maturity of three months or less or are readily convertible into a known amount of cash. At October 31, 2019, January 31, 2019 and February 1, 2018, the Company had no cash equivalents.

	(i)	Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. Inventories are written down to net realizable value item by item when a decline in the price of items indicates that the cost is higher than the net realizable value. When the events having caused a decline in the valuation of inventories no longer exist, the amount of the write-down is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value.

	(j)	Equipment

Equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recorded using the straight-line method to depreciate the cost of equipment over its estimated useful life.

	(k)	Intangible Assets

Intangible assets consist of costs incurred to acquire license, patents and unpatented technology. Intangible assets are considered finite live assets and recorded at cost less accumulated amortization and accumulated impairment. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the asset. Amortization is recorded using the straight-line method and is intended to amortize the intangible assets over their estimated useful lives:

License	5 years
Patents	10 years
Unpatented technology	10 years

11

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(l)	Impairment of Long-lived Assets

At the end of each reporting period, the Company reviews the carrying amounts of long-lived assets to determine whether there is an indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment charge (if any). The recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is determined to be less than its recorded amount, the recorded amount of the asset is reduced to its recoverable amount. An impairment charge is recognized immediately in the consolidated statement of loss and comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

	(m)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the condensed consolidated interim statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

	(n)	Share-based Payments

The Company issues share purchase options under its Long-term Incentive Plan described in Note 14. The fair value of share purchase options granted to employees, consultants, directors and others providing similar services is measured at the grant date using an option pricing model. Subsequently, the fair value of share purchase options ultimately expected to vest is charged to operations over the vesting period. Share purchase options granted to third parties in exchange for goods or services are measured at the fair value of the goods or services received and charged to operations over the vesting period.

12

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(o)	Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at FVOCI will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the condensed consolidated interim statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss.

	(p)	Loss Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

	(q)	Research and Development Costs

Research costs are expensed in the period that they are incurred. Development costs are capitalized, to the extent they increase the future economic benefit embodied in the specific asset, to intangible assets.

	(r)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

13

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(s)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

3.	New Accounting Pronouncements

The Company has adopted the following new accounting standards and interpretations effective February 1, 2018. These changes were made in accordance with the applicable transitional provisions.

	(a)	IFRS 3 - Business Combinations (Amendments) (“IFRS 3”)

IFRS 3 was amended to clarify the definition of a business in the determination of when an entity has acquired a business or a group of assets. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of annual periods beginning on or after January 1, 2020. The Company has early adopted IFRS 3 amendments and applied these amendments for its business combinations undertaken during the year ended January 31, 2019.

	(b)	IFRS 9 – Financial Instruments (“IFRS 9”)

IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. As a result of the adoption of IFRS 9, the Company has changed its accounting policy for financial assets retrospectively, for assets that continued to be recognized at the date of initial application. The table below summarizes the classification and carrying amount changes upon transition from IAS 39 to IFRS 9 as at February 1, 2018.

	Original under IAS 39		New under IFRS 9
	Classification	Carrying Amount $	Classification	Carrying Amount $
Cash	FVTPL	79,304	Amortized cost	79,304
Amounts receivable	Amortized cost	5,122	Amortized cost	5,122
Loan receivable	Amortized cost	-	Amortized cost	-
Accounts payable and accrued liabilities	Other financial liabilities	267,892	Amortized cost	267,892
Due to related parties	Other financial liabilities	12,421	Amortized cost	12,421
Convertible debentures	Other financial liabilities	-	Amortized cost	-
Promissory notes	Other financial liabilities	247,305	Amortized cost	247,305

As the standard permits on transition to IFRS 9, the Company has not restated prior periods with respect to the new amortized cost measurement for financial assets and impairment requirements. The adoption of IFRS 9 resulted in no impact to opening accumulated deficit.

14

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

3.	New Accounting Pronouncements (continued)

	(c)	IFRS 16 – Leases

IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low value. IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases – Incentives, and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. On February 1, 2019, the Company adopted IFRS 16 and applied IFRS 16 retrospectively to each prior reporting period presented.

In accordance with IFRS 16, the Company determines if an arrangement is a lease at inception based on whether there is an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from the use of the asset and whether the Company has the right to direct the use of the asset. The Company has operating leases, on office and facility spaces, and no financing leases. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. See Note 9 for further disclosures and detail regarding the Company’s operating leases.

For leases with terms greater than twelve (12) months, the Company records the related ROU asset and lease obligation at the present value of lease payments over the term. Leases may include fixed rental escalation clauses, renewal options and / or termination options that are factored into the determination of lease payments when appropriate. The Company’s leases do not provide a readily determinable implicit rate; therefore, an estimate of the Company’s incremental borrowing rate is used to discount the lease payments based on information available at the lease commencement date. The discount rate used was 14.4%.

The adoption of IFRS 16 resulted in the recognition of ROU assets and lease liabilities of $1,367,287 in July 2018.

4.	Asset Acquisitions

	(a)	Thrudermic Transdermal Nanotechnology

On March 2, 2018, the Company entered into an exchange agreement with Thrudermic, LLC (“Thrudermic”) and the members of Thrudermic whereby the Company paid US$1.00 for the issued and outstanding units of Thrudermic and issued 500,000 common shares (Note 12(h)) to the members of Thrudermic for their intellectual property portfolio, including unpatented technology, goodwill and know-how in connection with the Thrudermic Transdermal Nanotechnology.

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Thrudermic met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition at cost of $830,000 (Note 8).

15

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

4.	Asset Acquisitions (continued)

	(b)	Ready-to-Infuse Cannabis Patents (“RTIC Patents”)

On February 28, 2018, the Company completed the acquisition of Pivot Naturals, LLC (previously ERS Holdings, LLC) (“Pivot Naturals”) pursuant to an exchange agreement dated as of February 10, 2018. As consideration for the purchase, the Company paid $430,420 (US$333,333) in cash on closing, issued 5,000,000 common shares (Note 12(g)) and will pay an additional US$333,333 six (6) and twelve (12) months after closing. On September 28, 2018, a payment of $429,370 (US$326,666), representing a portion of the payment due six (6) months after closing, was made. The Company extended the payment date for the payment due twelve (12) months after closing from February 28, 2019 to May 31, 2019. As consideration for the extension, the Company issued 60,515 common shares (Note 12(c)) and paid $14,266 (US$10,832) in cash. On May 17, 2019, all outstanding consideration related to the purchase of Pivot Naturals was made.

Pursuant to the acquisition of Pivot Naturals, the Company acquired a patented technology called “RTIC” Ready-To-Infuse-Cannabis, relating to the transformation of cannabis oil into powder for infusion into a variety of products. If certain conditions are met, the Company may be obligated to pay royalties on future annual net sales utilizing the RTIC patents.

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Pivot Naturals met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition.

The consideration transferred, assets acquired and liabilities assumed recognized are as follows:

Consideration paid:	$

Cash paid	430,420
Cash to be paid	778,662
Common shares issued	6,650,000
Transaction costs	154,951

Total purchase price	8,014,033

Net assets acquired:	$

Cash	2,779
Equipment	5,213
Ready-to-infuse cannabis (“RTIC”) patents	8,008,411
Accounts payable and accrued liabilities	(2,370)

Net value of business purchased	8,014,033

The RTIC patents acquired are amortized over an estimated useful life of ten (10) years.

16

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

5.	Loan receivable

	October 31, 2019 $	January 31, 2019 $	February 1, 2018 $

Loan receivable	224,686	–	–

	224,686	–	–

On September 19, 2019, the Company entered into a loan agreement with principal amount of €150,000, term of six months and interest rate of 18% per annum. The carrying amount of the loan principal and accrued interest as at October 31, 2019 is $224,686 (January 31, 2019 and February 1, 2018 - $nil and $nil, respectively).

6.	Prepaid inventory

	October 31, 2019 $	January 31, 2019 $	February 1, 2018 $

Micelle cannabinoid oils	480,480	–	–

	480,480	–	–

7.	Equipment

Cost	Lab Equipment $

Balance, February 1, 2018	–
Exchange agreement (Note 4(b))	5,213
Effect of foreign exchange rate changes	94

Balance, January 31, 2019	5,307
Write-off	(5,267)
Effect of foreign exchange rate changes	(40)

Balance, October 31, 2019	–

Accumulated Depreciation

Balance, February 1, 2018	–
Depreciation	1,135
Effect of foreign exchange rate changes	10

Balance, January 31, 2019	1,145
Depreciation	317
Write-off	(1,366)
Effect of foreign exchange rate changes	(96)

Balance, October 31, 2019	–

Net book value, October 31, 2019	–
Net book value, January 31, 2019	4,162
Net book value, February 1, 2018	–

17

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

7.	Equipment (continued)

During the nine months ended October 31, 2019, the Company wrote-off its lab equipment and recorded a loss on write-off of $3,901 (2018 - $nil).

8.	Intangible Asset

Cost	BiPhasix License $	Thrudermic Non-Patented Technology $	RTIC Patents $	Total $

Balance, February 1, 2018	319,174	–	–	319,174
Exchange agreements (Notes 4(a) and 4(b))	–	830,000	8,008,411	8,838,411
Effect of foreign exchange rate changes	–	–	128,866	128,866

Balance, January 31, 2019	319,174	830,000	8,137,277	9,286,451
Effect of foreign exchange rate changes	–	–	9,905	9,905

Balance, October 31, 2019	319,174	830,000	8,147,182	9,296,356

Accumulated Amortization

Balance, February 1, 2018	30,825	–	–	30,825
Amortization	79,793	74,325	745,398	899,516
Effect of foreign exchange rate changes	–	–	6,288	6,288

Balance, January 31, 2019	110,618	74,325	751,686	936,629
Amortization	59,681	62,079	614,874	736,634
Effect of foreign exchange rate changes	–	–	(4,596)	(4,596)

Balance, October 31, 2019	170,299	136,404	1,361,964	1,668,667

Net book value, October 31, 2019	148,875	693,596	6,785,218	7,627,689
Net book value, January 31, 2019	208,556	755,675	7,385,591	8,349,822
Net book value, February 1, 2018	288,349	–	–	288,349

18

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

8.	Intangible Asset (continued)

Weighted average life remaining on intangible assets is 8.1 years. Future amortization for the next five years is approximately:

Expiry Date	$

2020	246,400
2021	977,500
2022	946,700
2023	897,700
2024	897,700

BiPhasix License

On September 12, 2017, the Company entered into a licensing agreement with Altum Pharmaceuticals Inc. (“Altum”), whereby the Company acquired worldwide rights to the BiPhasix™ transdermal drug delivery technology for the development and commercialization of cannabinoids, cannabidiol and tetrahydrocannabinol products. Consideration included:

1)	Issuance of 2,500,000 common shares on September 12, 2017 valued at $319,174, which was recorded as an intangible asset with a corresponding credit to common shares;

2)	Issuance of 2,500,000 common shares of the Company upon Health Canada Natural Product Number approval (not yet issued as of the date of this report);

3)	Royalties on annual gross sales; and

4)	For pharmaceutical products, milestone payments payable upon first Investigative New Drug Approval, upon positive outcome of Phase II trial in first indication, and upon New Drug Application approval. As of October 31, 2019, no milestones have been achieved.

9.	Operating Leases

Right-of-use Asset $

Balance, February 1, 2018	–
Adoption of IFRS 16 (Note 3(c))	1,367,287
Lease expense	(242,234)
Effect of foreign exchange rate changes	(2,878)

Balance, January 31, 2019	1,122,175
Lease expense	(314,098)
Effect of foreign exchange rate changes	2,307

Balance, October 31, 2019	810,384

19

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

9.	Operating Leases (continued)

	Lease Liability $	Current $	Long-term $

Balance, February 1, 2018	–
Adoption of IFRS 16 (Note 3(c))	1,367,287
Lease liability expense	122,921
Lease payments	(304,375)
Effect of foreign exchange rate changes	(2,536)

Balance, January 31, 2019	1,183,297	(304,304)	878,993
Lease liability expense	135,209
Lease payments	(414,610)
Effect of foreign exchange rate changes	2,003

Balance, October 31, 2019	905,899	(129,147)	776,752

As of October 31, 2019, the Company is a sub-lessee in a lease at 295 Kesmark Street in Quebec, Canada and a lessee in a lease at 3595 Cadillac Avenue in California, U.S.A. These leases have expiry dates ranging between six (6) months and four (4) years, respectively. On October 31, 2019, the Company entered into a lease agreement, effective November 1, 2019, for 285-295 Kesmark Street in Quebec, Canada and a sub-lease agreement, effective November 1, 2019, as sub-lessor of 285 Kesmark Street. The Company’s original sub-lease agreement for 295 Kesmark Street terminated effective November 1, 2019. During the nine months ended October 31, 2019, the Company wrote-off its security deposit under the original sub-lease agreement and recorded a loss on write-off of $24,454 (2018 - $nil).

The table below summarizes the remaining expected lease payments under operating leases as of October 31, 2019:

Fiscal Years	$

2020	132,689
2021	333,677
2022	274,453
2023	282,683
Thereafter	119,230
Less: imputed interest	(236,833)

Present value of operating lease liabilities	905,899

20

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

10.	Convertible Debenture

	October 31, 2019 $	January 31, 2019 $	February 1, 2018 $

March 2, 2018 note	–	3,476,690	–

	–	3,476,690	–

On March 2, 2018, the Company issued convertible debentures with two non-related parties totaling $5,000,000. The debentures were secured under a General Security Agreement, bore interest at 10% per annum payable quarterly and matured on March 2, 2019. The notes were convertible into common shares at a conversion price equal to $1.74 per common share. The Company issued 172,413 share purchase warrants with an exercise price of $1.74 and three year expiry as finder’s fee for the convertible debentures. The effective interest rate had been determined as 29% per annum after deducting all the loan discounts.

On October 22, 2018, $1,500,000 of the convertible debentures were settled through the issuance of 3,750,000 units of the Company with each unit consisting of one common share and one share purchase warrant with an exercise price of $0.60 and three year expiry. The common shares issued were valued at $0.43 per share and warrants issued were valued at $0.26 per warrant for total value of $2,600,856. The fair value of warrants was calculated using volatility of 110%, interest-free rate of 2.30%, nil expected dividend yield and expected life of 3 years. The Company considered the settlement to be an extinguishment of the $1,500,000 of the convertible debentures and recorded a loss on extinguishment of debentures of $1,240,773 during the nine months ended October 31, 2018.

On October 22, 2018, the Company modified the conversion price on the remainder of the convertible debentures, totaling $3,500,000, to $0.42 per common share. The Company did not consider the modification to be an extinguishment of the $3,500,000 of the convertible debentures.

On March 2, 2019, the Company repaid $750,000 of the convertible debentures and extended the maturity of the remainder of the convertible debentures to June 2, 2019 for an extension fee of $250,000. The Company considered the extension to be a modification of the convertible debentures. The effective interest rate for the remaining terms of the convertible debentures had been determined as 38% per annum.

On May 16, 2019, the Company issued 595,238 common shares pursuant to the conversion of $250,000 of the Company convertible debentures (Note 12(f)). On the same date, the Company repaid the remaining principal amount of the convertible debentures of $2,500,000. Amortization of discount on convertible debentures for the three and nine months ended October 31, 2019 was $nil and $294,000, respectively.

21

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

11.	Promissory Note

	October 31, 2019 $	January 31, 2019 $	February 1, 2018 $

Principal (Note 11(a))	–	–	247,305

(a)	Promissory Note – Former Chief Executive Officer

On September 11, 2017, the Company completed an exchange agreement whereby the Company exchanged with its past Chief Executive Officer 100% of its common shares of its wholly-owned subsidiary, IndUS Pharmaceuticals, Inc. (“IndUS”), for 3,800,000 common shares of the Company. Pursuant to the exchange agreement, the Company provided its former Chief Executive Officer a promissory note in the amount of $242,560 (US$200,000) in discharge of all obligations with respect to the former Chief Executive Officer’s accrued salary totaling $324,141 through September 11, 2017.

The promissory note bore interest at 8% per annum. Principal and accrued interest were due on the earlier of: 1) 30 days after the completion of a financing of at least $2,000,000 and (ii) September 10, 2027, provided that if repayment occurs prior to the second anniversary date, all interest will be waived. On March 2, 2018, the Company issued senior secured convertible debentures for gross proceeds of $5,000,000 (Note 10). Accordingly, accrued interest being waived, principal was due and repaid on March 30, 2018.

(b)	Promissory Note – Altum Pharmaceuticals Inc. (“Altum”)

On February 16, 2018, the Company issued a promissory note of up to $560,000, bearing interest at 10% per annum to Altum and maturing on May 15, 2018. On February 19 and March 1, 2018, $250,000 and $252,464 were advanced to the Company. On March 2, 2018, the Company repaid the principal amount and accrued interest on the note totaling $503,285.

(c)	Promissory Note – Third Party

On March 5, 2019, the Company issued a promissory note of $300,000, bearing interest at 10% per annum and maturing on September 5, 2019. Pursuant to the issuance of this promissory note, the Company issued 100,000 common shares as a loan origination fee (Note 12(a)) and incurred cash finders’ fee of $24,000.

Interest expense for the three and nine months ended October 31, 2019 was $nil and $7,159, respectively (three and nine months ended October 31, 2018 - $nil and $nil, respectively).

On May 31, 2019, the Company repaid the principal amount and accrued interest on the promissory note totaling $307,159.

22

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

12.	Common Shares

Unlimited number of common shares without par value

During the nine months ended October 31, 2019:

	(a)	On March 5, 2019, the Company issued 100,000 common shares, with fair value totalling $20,000, to a third party as a loan origination fee (Note 11(c)). During the nine months ended October 31, 2019, the Company issued 369,047 common shares, with fair value totalling $90,000, to third parties for services provided. The Company also issued 41,667 common shares, with fair value totalling $10,000, to a director and officer for services provided.

	(b)	On March 23, 2019, the Company issued 1,000,000 common shares to a third party for settlement of accounts payable and 690,323 common shares to directors and officers to settle outstanding compensation.

	(c)	On April 8, 2019, the Company issued 60,515 common shares as an extension fee for an outstanding obligation (Note 4(b)).

	(d)	On April 8, 2019, a private placement was closed for an aggregate of 6,950,000 units, consisting of one common share and one share purchase warrant, at price of $0.20 per unit, for gross proceeds of $1,390,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $0.30 per share and has an expiry term of three (3) years. Finders’ fees consisted of cash payments of $80,000 and issuance of 508,000 common shares and 108,000 share purchase warrants entitling the holders to purchase one common share at a price of $0.30 per share and with an expiry term of three (3) years.

	(e)	On May 15, 2019, the first tranche of a private placement was closed for an aggregate of 46,132,000 units, consisting of one common share and one share purchase warrant, at price of $0.25 per unit, for gross proceeds of $11,533,000. On May 30, 2019, the last tranche of this private placement was closed for an aggregate of 13,868,000 units, consisting of one common share and one share purchase warrant, at price of $0.25 per unit, for gross proceeds of $3,467,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $0.35 per share and has an expiry term of two (2) years. Pursuant to the private placement, the Company issued 4,200,000 units, consisting of one common share and one share purchase warrant entitling the holder to purchase one common share at a price of $0.35 per share and with an expiry term of two (2) years, as advisory fee.

(f)	On May 16, 2019, the Company issued 595,238 common shares pursuant to the conversion of $250,000 of the Company’s convertible debentures (Note 10).

During the nine months ended October 31, 2018:

(g)	On February 28, 2018, 5,000,000 common shares were issued pursuant to the exchange agreement with Pivot Naturals and the members of Pivot Naturals (Note 4(b)).

(h)	On March 2, 2018, 500,000 common shares were issued pursuant to the exchange agreement with Thrudermic and the members of Thrudermic (Note 4(a)).

(i)	During the nine months ended October 31, 2018, the Company issued 598,735 common shares, with fair value totaling $393,938, to third parties for services rendered.

23

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

12.	Common Shares (continued)

	(j)	During the nine months ended October 31, 2018 the Company issued 277,691 common shares, with fair value totaling $154,497, as compensation pursuant to employment agreements entered into as part of the acquisitions of Thrudermic (Note 4(a)) and Pivot Naturals (Note 4(b)).

	(k)	On October 22, 2018, 3,750,000 units of the Company, with each unit consisting of one common share and one share purchase warrant with an exercise price of $0.60 and three year expiry, were issued pursuant to settlement of $1,500,000 of convertible debentures (Note 10).

	(l)	In October 2018, 3,328,250 units of the Company, with each unit consisting of one common share and one share purchase warrant with an exercise price of $0.60 and three year expiry, were issued for subscription proceeds of $1,331,300. Pursuant to the private placement, the Company paid finders’ fee of $67,964 in cash and issued 142,260 share purchase warrants with an exercise price of $0.60 and three year expiry. An additional 38,000 share purchase warrants, with an exercise price of $0.60 and three year expiry, in finders’ fee were issued on November 2, 2018.

13.	Share Purchase Warrants

The following table summarizes the continuity of share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price $

Balance, February 1, 2018	265,125	0.45

Granted	8,220,923	0.62

Balance, January 31, 2019	8,486,048	0.62

Granted (Notes 12(d), and 12(e))	71,258,000	0.35
Expired	(265,125)	(0.45)

Balance, October 31, 2019	79,478,923	0.37

As at October 31, 2019, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

172,413	1.74	March 1, 2021
3,353,250	0.60	September 21, 2021
8,000	0.60	October 1, 2021
907,260	0.60	October 18, 2021
3,780,000	0.60	October 22, 2021
7,058,000	0.30	March 16, 2022
46,132,000	0.35	May 14, 2021
18,068,000	0.35	May 29, 2021
79,478,923

24

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

14.	Share Purchase Options

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant options, performance share units, restricted share units or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

The following table summarizes the continuity of the Company’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, February 1, 2018	13,620,833	0.46	3.26
Granted	300,000	1.25	4.32
Forfeited	(229,000)	(0.43)	–

Outstanding, January 31, 2019	13,691,833	0.46	3.26
Granted (Notes 17(a), 17(b), 17(d) and 17(g))	4,950,000	0.36	4.63
Forfeited/cancelled (Note 17(h))	(6,941,833)	(0.50)	–

Outstanding, October 31, 2019	11,700,000	0.42	2.89

Additional information regarding share purchase options as of October 31, 2019, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date

2,000,000	2,000,000	0.14	December 14, 2020
2,550,000	2,550,000	0.97	February 22, 2021
2,000,000	2,000,000	0.13	December 14, 2021
100,000	100,000	0.50	November 14, 2022
100,000	100,000	0.42	October 28, 2023
2,700,000	1,350,000	0.40	June 11, 2024
750,000	375,000	0.39	July 1, 2024
1,100,000	91,668	0.32	September 3, 2024
100,000	25,000	0.26	September 29, 2024
150,000	37,500	0.16	October 15, 2024
150,000	37,500	0.25	October 15, 2024
11,700,000	8,666,668

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

•	Dates of grant: June 12, July 2, September 4, September 30 and October 16, 2019
•	Risk free interest rate: 1.1597% to 1.4997%
•	Volatility: 128% to 132%
•	Market price of common shares on grant date: $0.16 to $0.40
•	Expected dividends: Nil%
•	Expected life: Five (5) years
•	Exercise price: $0.16 to $0.40

25

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

14.	Share Purchase Options (continued)

$492,160 of share-based payment expense have yet to be recognized and will be recognized in future periods.

15.	Deposit

Pursuant to a letter of intent signed with Agro-Biotech Inc. (“ABI”) on February 19, 2018 for exclusive negotiations related to the acquisition of ABI by April 15, 2018, the Company paid a deposit of $250,000. The acquisition of ABI was not concluded by April 15, 2018. On April 24, 2018, the Company submitted an originating application to the Superior Court in the province of Quebec, Canada seeking to recover losses arising from the lack of cooperation by ABI, including the deposit made, in concluding the transaction. For the period ended October 31, 2018, the Company wrote-off the balance of the deposit and recorded a loss on write-off of deposit of $250,000. Subsequently, in January 2019, the Company recovered the balance of the deposit written off.

16.	Supplemental Cash Flow Disclosures

	October 31, 2019 $	October 31, 2018 $
Supplemental disclosures:
Interest paid	176,164	252,256
Income tax paid	–	–
Non-cash investing and financing activities:
Common shares issued for services	1,974,129	548,435
Common shares issued for settlement of accounts payable	338,064	–
Common shares issued for loan origination fees	20,000	–
Common shares issued for conversion of debentures	261,821	–
Common shares issued for intangible assets	–	7,480,000
Common shares issued for finder’s fees	127,000	–
Units issued for settlement of convertible debentures	–	1,668,226
Warrants issued for finder’s fee	19,804	174,813
Beneficial conversion feature related to convertible debentures	–	185,753

17.	Related Party Transactions

	(a)	Key Management and Director Compensation

During the three and nine months ended October 31, 2019, compensation of key management and directors, including former key management and directors, of the Company totaled $409,066 and $1,120,657, respectively (three and nine months ended October 31, 2018 - $318,554 and $852,232, respectively), and consisted of salaries and consulting fees paid in cash and common shares issued. The Company granted 4,200,000 share purchase options during the nine months ended October 31, 2019 (nine months ended October 31, 2018 –nil) valued at $978,049 to key management and directors. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

As at October 31, 2019, the Company owed $10,368 to key management and directors (January 31, 2019 - $281,587; February 1, 2018 - $12,421).

26

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

17.	Related Party Transactions (continued)

(b) Other Related Party Transactions

On September 12, 2017, the Company entered into a licensing agreement with Altum, a party related at that date by way of common officers and director, whereby the Company acquired worldwide rights to the BiPhasix™ transdermal drug delivery technology for the development and commercialization of cannabinoids, cannabidiol and tetrahydrocannabinol products (Note 8). As at October 31, 2019, the Company owed Altum $nil (January 31, 2019 - $48,896; February 1, 2018 - $nil) for expenses paid on behalf of the Company.

18.	Joint Venture

On December 17, 2018, the Company entered into a joint venture arrangement whereby the Company holds 50% of the issued and outstanding shares of Pivot-Cartagena JV. Pivot-Cartagena JV will develop and commercialize cannabis-infused non-alcoholic beverages using the industry expertise of its joint venture partner with the Company’s RTIC (Note 4(b)) powderization technology. The Company and its joint venture partner each have 50% to the net assets and net income or loss of Pivot-Cartagena JV.

As of October 31, 2019, the Company has not made any investment related to Pivot-Cartagena JV. During the three and nine months ended October 31, 2019, there were no balances or transactions related to Pivot-Cartagena JV.

19.	Commitments and Contingencies

In April 2019,  the employment of two of the Company’s employees in Pivot Naturals, including the President of Pivot Naturals, which was pursuant to written employment contracts, terminated. A demand for arbitration before the American Arbitration Association (“AAA”) has been made by these former employees. An arbitration claim and complaint has been filed and is pending before the AAA that alleges claims for breach of the written employment contracts, fraud, illegal retaliation in violation of California’s whistleblower statute and tortious discharge in violation of public policy seeking, among other things, recovery of damages for breach of employment contracts, including recovery of severance amounts totaling US$475,000, damages of $580,000 for breach of alleged option rights, waiting time penalties, as well as other general and punitive damages on the tort claims. The Company intends to vigorously defend these claims and file cross-claims against the former employees for breach of contract and related tort claims and motions for dismissal of certain claims as non-arbitrable. In June 2019, the Company paid all accrued and unpaid salary and wages, including accrued vacation payable and state wage penalties where applicable, to these former employees. Additionally, the Company has filed suit in British Columbia against the former President and former Director of Pivot Naturals for declaratory relief and related matters concerning control and use of the Company’s assets. The Company has accrued a provision of $263,200 (US$200,000) as an estimate of costs associated with this matter.

In September 2019, the Company was served with a claim from Green Stream Botanicals Corp. (“GSB”) for a finder’s fee in the amount of $600,000 in relation to the non-brokered private placements totaling $15 million (Note 12(e)). The Company has not accrued this amount as of October 31, 2019 as management is not able to assess the likelihood of payment.

In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The Company is in the process of responding to the originating application.

27

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

20.	Operating Segment

The Company operates in one industry segment within three geographical areas, Canada, U.S and the E.U.

	Canada $	U.S. $	E.U.	Total $

Nine months ended October 31, 2019
Revenue	–	–	–	–
Net loss	7,498,700	1,289,626	130,176	8,918,502

Nine months ended October 31, 2018
Revenue	–	–	–	–
Net loss	5,903,983	1,704,950	–	7,608,933

Three months ended October 31, 2019
Revenue	–	–	–	–
Net loss	2,111,405	350,606	130,176	2,593,187

Three months ended October 31, 2018
Revenue	–	–	–	–
Net loss	3,032,865	641,063	–	3,673,928

As at October 31, 2019
Total assets	6,912,687	7,544,117	1,579,493	16,036,297
Total liabilities	676,624	803,808	–	1,480,432

As at January 31, 2019
Total assets	1,458,343	8,259,690	–	9,718,033
Total liabilities	4,999,244	1,219,176	–	6,218,420

As at February 1, 2018
Total assets	471,826	–	–	471,826
Total liabilities	527,618	–	–	527,618

21.	Management of Financial Risk

The Company’s financial instruments are exposed to certain risks, including credit risk, interest rate risk, liquidity risk and currency risk.

(a) Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada and the U.S. The Company’s amounts receivable consists of Goods and Services Tax due from the federal government of Canada. Loan receivable consists of a loan with a third party. The carrying amount of cash, amounts receivable and loan receivable represent the maximum exposure to credit risk. As at October 31, 2019, this amounted to $6,008,067 (January 31, 2019 - $119,289; February 1, 2018 - $84,426).

28

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

21.	Management of Financial Risk (continued)

(b) Interest rate risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure (Note 22). Accounts payable and accrued liabilities and due to related parties are due within the current operating period.

(d) Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. The Company is not exposed to significant currency risk as the parent entity and subsidiaries primarily transact in their functional currencies. The Company does not invest in derivatives to mitigate these risks.

22.	Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and commercialization of patented, differentiated and premium quality cannabinoid-based nutraceuticals and pharmaceuticals, and to maintain a flexible capital structure. The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, the Company may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

23.	Events After the Reporting Date

In November 2019, 2,725,000 share purchase options, with exercise prices ranging between $0.15 and $0.25 and term of five years, were granted. 2,650,000 of these share purchase options were granted to officers and a director. In addition, 2,750,000 restricted share units and 750,000 performance share units were granted to officers and directors.

In December 2019, the Company acquired 100% interest in IAMHEALTH CBD UG, a corporation incorporated under the laws of Germany. Consideration for the acquisition will include the issuance of 517,817 common shares of the Company.

29

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

24.	Transition to IFRS

The accounting policies set out in Note 2 have been consistently applied in preparing the interim financial statements for the three and nine months ended October 31, 2019, the comparative information presented in these interim financial statements for both three and nine months ended October 31, 2018 and year ended January 31, 2019, and in the preparation of an opening IFRS statement of financial position at February 1, 2018 (“Transition Date”).

In preparing its opening and comparative IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with U.S. GAAP (“U.S. GAAP”). Explanations of how the transition from U.S. GAAP to IFRS has affected the Company’s equity and its comprehensive income (loss) are set out in the following reconciliations and the notes that accompany them.

The changes made to the consolidated statements of income (loss), comprehensive income (loss) and the consolidated statements of financial position have resulted in reclassification of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows, no reconciliations have been prepared.

Pursuant to IFRS 1, the Company has applied IFRS on a retrospective basis, subject to the following relevant mandatory exceptions and voluntary exemptions to retrospective application of IFRS.

The Company has applied the following mandatory exceptions in its first IFRS financial statements:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless there is objective evidence that those estimates were made in error. The Company’s IFRS estimates as at the Transition Date are consistent with its U.S. GAAP estimates as at that date.

In accordance with IFRS 1, the Company has applied the following voluntary exemptions in the conversion from U.S. GAAP to IFRS:

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has elected to apply IFRS 3 to only those business combinations that occurred on or after the Transition Date and such business combinations have not been restated. As a result of this election, no adjustments were required to the Company’s consolidated statement of financial position as at the Transition Date.

Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to the Transition Date.

The Company has not elected to adopt the remaining voluntary exemptions under IFRS 1 or has determined that they do not apply to the Company.

30

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and nine months ended October 31, 2019

(Expressed in Canadian dollars)

24.	Transition to IFRS (continued)

Reconciliation of equity

	January 31, 2019 $	October 31, 2018 $	February 1, 2018 $
Equity under U.S. GAAP	3,509,632	4,542,024	(55,792)
IFRS adjustments to equity:
Leases (Note 24(a))	(61,122)	(45,897)	–
Convertible debentures (Note 24(b))	51,103	281,970	–
Total IFRS adjustments to equity	(10,019)	236,073	–
Total equity under IFRS	3,499,613	4,778,097	(55,792)

Reconciliation of comprehensive loss

	Year Ended January 31, 2019 $	Nine Months Ended October 31, 2018 $	Three Months Ended October 31, 2018 $
Comprehensive loss under U.S. GAAP	9,022,942	7,635,861	3,769,548
IFRS adjustments to equity:
Leases (Note 24(a))	61,122	45,897	36,754
Convertible debentures (Note 24(b))	43,560	(187,307)	(193,558)
Total IFRS adjustments to comprehensive loss	104,682	(141,410)	(156,804)
Comprehensive loss under IFRS	9,127,624	7,494,451	3,612,744

Notes to the reconciliations

The following notes should be read in conjunction with the accounting policies contained in Note 2.

(a)	Leases

Under U.S. GAAP, the Company adopted ASC 842, Leases, using the modified retrospective transition approach, which applies the provisions of the new guidance at the effective date without adjusting the comparative periods presented. Under IFRS, the Company is required to recognize ROU assets and lease liabilities as at its Transition Date.

(b)	Convertible debentures

Under U.S. GAAP, the Company classified the balance of its convertible debentures as liabilities. The Company evaluated its convertible debentures under IFRS and determined that a residual amount is required to be assigned to an equity component.

31